Exhibit 99.1

December 6, 2022

Disclaimer This presentation of Brenmiller Energy Ltd . (the “Company”, “Brenmiller” or “Brenmiller Energy”), the oral presentation of the information contained in this presentation and any question and answer session that may follow contain “forward - looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws . Statements that are not statements of historical fact may be deemed to be forward - looking statements . For example, the Company is using forward - looking statements in this presentation when it discusses : the installation of TES system and expectation that the power plant in Italy will potentially generate additional revenue streams by improved response times to the grid and from improved energy sales and support a wider commercial collaboration with ENEL in additional projects, the company’s target IRR, production capacity to reach 4 , 000 MWh in 2023 which could support potential sales of up to 200 million dollars per year, the company’s total addressable market (“TAM”), the success of the current project with Philip Morris and potential future collaboration under the framework agreement, the company’s plans for automated production factory that would help the company to meet future demand and expected to increase profitability margins, and the company’s expectation to secure new projects in the prospective future . Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “target,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward - looking statements . Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward - looking statements that may be made in this letter to shareholders . Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues, capital expenditures and research, development and engineering expenses, the demand for and market acceptance of its products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources . The forward - looking statements contained or implied in this presentation are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s prospectus dated May 24 , 2022 filed with the U . S . Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www . sec . gov . The information in this presentation, the oral presentation of it and any question and answer session that may follow does not constitute or form part of, and should not be construed as an offer or the solicitation of an offer to subscribe for or purchase securities of the Company, and nothing contained therein shall form the basis of or be relied on in connection with any contract or commitment whatsoever . No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein . The information herein has not been independently verified and will not be updated . The information, including but not limited to forward - looking statements, applies only as of the date of this document and is not intended to give any assurances as to future results . The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to the Information, including any financial data or forward - looking statements, and, except as required by law, will not publicly release any revisions it may make to the information that may result from any change in the Company’s expectations, any change in events, conditions or circumstances on which these forward - looking statements are based, or other events or circumstances arising after the date of this presentation . Market data used in the information contained herein not attributed to a specific source are estimates of the Company and have not been independently verified .

ABOUT We are a clean - tech company that develops, manufactures and sells our Thermal Energy Storage (“TES”) solutions to decarbonize heat in industrial and power plants Founded Capital Investments since inception to date Employees Nasdaq Tel Aviv 3

Thermal Energy Storage Heat battery based on crushed rocks enabling transition from fossil fuels to renewable energy 4

INNOVATION Thermal Storage Heat Exchanger Steam Generator Clean & Efficient 30 + years cycles Modular 10MWh - 1000MWh Low - cost materials 5 ricity Heat High efficiency Electrical heaters inside Heat transfer inside HOW I Elect T WORKS 6

Project Upd ates • Completed installation and connection of the TES at Enel’s power plant in Italy; the first thermal storage of its kind in the world operating inside a power plant • Strategic importance – the project will allow the company to present technological feasibility to customers • Would potentially allow the company to further cooperate with ENEL in additional projects through a wider commercial collaboration 7

Project Overview Thermal storage system in a combined - cycle gas power plant; we finished the installation and started hot commissioning • Storage capacity of up to 24MWh • Enables shifting energy from off - peak hours to peak hours – improving revenues from energy sales • The power plant will generate additional revenue streams by improved response times to the grid 8

UPDATES H2/2022 9 ● MoU with Green Enesys and Viridi RE for economic feasibility collaboration to integrate thermal energy storage in green hydrogen projects ● First withdrawal of 4 million euros under the credit facility with the European Investment Bank (EIB), and orders for equipment in the aggregated amounts of $2 million enhancement of the production plant in Dimona, Israel ● Production capacity of the plant to reach 4,000 MWh in 2023 which could potentially support sales of up to 200 million dollars per year (based on $50k/MWh average sale price estimate) ● Establishing future backlog of projects ● Announced the signing of a private placement capital raising in the amount of NIS 10.6 million ($3.1 million) from Avi Brenmiller and existing shareholders, subject to shareholders’ approval

BUSI NESS MODEL Energy As a Service Sale of clean energy as a service, in a long - term PPA • Target IRR for Brenmiller over 10% Customer benefits: • No capital expenditures • Reducing operational risk • Green certificates and carbon emission savings 2 Equipment Sale Sale of thermal energy storage solutions to industrial facilities and power plants Gross profit target - 30% After sale services - up to 5% of equipment sale • Warranty • Maintenance • Optimization 1 10

Philip Morris Project #1 Romania 11 ● Purchase order in Q1/2022 for the sale of a thermal energy storage system with capacity of 31.5MWh for ~$9.2m ● Building permits are expected to be received during Q1/2023 ● Completion of the project is expected early 2024 ● The project was signed as part of a framework agreement with Philip Morris ● Philip Morris has over 40 production facilities in the world – a successful project will support potential further implementation under the framework agreement

Es Insta timated Thermal Energy Storage (TES) Market lled capacity in 2040 is expected to exceed the installed electric storage capacity 12 Source: McKinsey & Company Net Zero Heat report, Nov 2022; Long Duration Energy Storage (“LDES”)

Markets* 13 Advantages of Thermal Energy Storage • Reducing GHG emissions by replacing fossil fuels with renewable fuels for heat production • Energy security and reliability; Especially in Europe, easing dependence on natural gas • Electrification of industrial heat Heat equipment for Industry TAM $15B Heat Equipment for Power Plants TAM $48B * TAM is estimated by Brenmiller based on analysis repot for Industrial Boilers Market Size, Share & Trends by Grand view research

Industrial heat accounts for 20% of global emissions 14 70% of industrial heat is produced from fossil fuels Heat equipment for Industry TAM $15 B Source: McKinsey & Company Net Zero Heat report, Nov 2022

Wide mark et potential for TES among industrial markets 15 bGen operates in the temperature range of 100 q c - 500 q c for process heat Source: McKinsey & Company Global energy Perspective 2022

Renewable + TES Heat is competitive to fossil fuel based heat 16 Levelized cost of heat for selected technologies , $/MWh 1 Source: McKinsey & Company Global energy Perspective 2022

Therma l Storage solutions for power plants Heat Equipment for power plants TAM $48B 17 Gas Power Plants • Energy shifting • Start - up time reduction • Capacity payments, Frequency regulation and other revenue stacking Coal Power Plants Converting coal power plants to grid storage while making use of existing infrastructure (turbines, grid connection, real estate)

Coal power plants are retiring, gas will remain dominant Natural Gas 24% Coal 31% Nuclear 10% Other Renewables 4% Hydropower 17% Wind 7% Solar Oil PV 4% 3% Source: International Energy Agency (2021), Net Zero by 2050 Global fuel sources for electricity generation in 2020 60 50 40 30 20 10 0 - 10 - 20 - 30 - 40 - 50 - 60 18 2005 2010 2015 2020 2025 2030 2035 2040 2045 2050 SOLAR WIND OTHER NATURAL GAS AND OIL NUCLEAR COAL Additions Retirements US electricity generating capacity additions (historic and expected) Source : International Energy Agency, Annual energy Outlook 2021

TES for gas power plants Energy shifting and flexible operation to reduce emissions and additional revenue streams 19 900 800 700 600 500 400 300 200 100 0 Electricity Output (MW) 600 500 400 300 200 100 0 Electricity Output (MW) PP profile with low penetration of RE PP profile with high penetration of RE Renewable capacity is expected to grow fivefold by 2035 while new NGCC are expected to grow by 5% annually* Ensuring smoothed operation of NGCC plants considering the intermittence generation of renewable power plants Need Challenge Source: International Energy Agency (2021), Net Zero by 2050 *

TES for coal power plant Converting coal PP to grid storage • Capital investment is significantly lower than electric storage • Long duration storage of 4 - 12 hours, when storage duration in batteries is usually 1 - 4 hours • Grid storage facilities to store excess renewable energy, and allows discharge during times of shortage: 20

Brenmiller is at various stages of activities and pipeline building with global companies The company expects securing new projects in the prospective future 21

Production Plant • First withdrawal from EIB credit facility in favor of capital expenditure for automated factory and increasing production capacity • The plant is designed to produce storage modules with an annual capacity of up to 4,000 MWh and will be able to support the backlog for 2023 - 2024 • The factory is planned according to industry 4.0 standards, and would help the company to meet future demand and expected to increase profitability margins 22